UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02025483

March 7, 2002

NO ACT
P.E 12-21-2001
1-01105

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Act	1934
Section	
Rule	14A-8
Public Availability	3/7/2002

Re: AT&T Corp.
Incoming letter dated December 21, 2001

Dear Mr. Thomson:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to AT&T by Eugene J. Truhan and Carmela Truhan. We also have received a letter from the proponents dated January 3, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Eugene J. Truhan
Carmela Truhan
1578 Washington Valley Road
Bridgewater, NJ 08807

AT&T

John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-[illegible]8

December 21, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Eugene J. and Carmela Truhan
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Eugene J. and Carmela Truhan ("Proponents") by letter received by the Company on November 26, 2001. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to January 16, 2002 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2002.

The Proposal is as follows: "Implement a conditional reward plan for non-employee members of the Board of Directors. Board members will receive only the cash retainer. All stock options for the Board will cease. In addition, meetings and committee meetings will be restricted to one meeting every two months. However, Board members can be summoned into special session by the CEO at anytime their counsel is needed." The Proposal continues that "[t]his plan will be in effect until the Company returns to a respectable level of profitability, the dividends are raised, and the share price increases considerably. A vote by stockholders will restore the stock options and remove the restrictions when these objectives are met."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8 (i)(6), Rule 14a-8(i)(1) and Rule 14a-8(i)(3).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. *THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6)* SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." The Proposal indicates that "[a] vote by stockholders will restore the stock options and remove the restrictions when these objectives are met." The objectives the Proponents establish will only be achieved when the "Company returns to a respectable level of profitability, the dividends are raised, and the share price increases considerably."

The Staff has indicated that when a Proposal appears to be drafted and submitted to a registrant in a manner that is so vague and indefinite that the registrant would be unable to determine what action should be taken, it is excludable under Rule 14a-8(i)(6). See International Business Machines Corp., January 14, 1992.

If the Proposal were adopted, the inherent imprecision and subjectivity of the word "respectable" would make it impossible for the Company to know when the conditions were satisfied for it to schedule a shareholder vote to rescind Proponents' "plan". Moreover, it is not apparent how the word "considerably" should be interpreted, leaving the Company to guess as to whether a "considerable" increase in its share price had occurred. In order for the Company to implement the Proposal it must be able to determine with reasonable certainty what actions or measures the Proposal requires. The Proposal suffers from a complete lack of clarity as to when the Company might be able to restore the stock options and remove the meeting restrictions imposed on the board of directors.

Due to these uncertainties, the Company would lack the power or authority to implement the Proposal under Rule 14a-8(i)(6).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER THE LAW OF THE JURISDICTION OF THE COMPANY

The Proposal (which the Company notes is mandatory rather than precatory) is not an appropriate subject for a shareholder proposal under New York State law. Section 710 of the New York Business Corporation Law provides that the only ways in which regular board meetings can be scheduled are either in the certificate of incorporation or the bylaws or by the board of directors (the Company's current bylaws provide that regular meetings are scheduled by the board). The Proposal, which purports to take a different path and mandate a board and committee meeting schedule directly by shareholder ukase, is therefore inconsistent with New York law and not a proper subject for action by shareholders of a New York corporation. Even if the Company were to construe the Proposal as implicitly seeking an amendment to the Company's bylaws to set a bimonthly board and committee meeting schedule, the Proposal would still be inappropriate under New York law because of the vague and unworkable conditions attached to it. In this hypothetical bylaw, the Proponents' undeterminate requirements of higher dividends, "respectable" profitability and "considerably" increased share price would all need to be somehow incorporated. In New York "[u]nreasonable bylaws are invalid and will be set aside." White, New York Corporations, Vol. 2, sec. 601.02. In particular, a bylaw may be unreasonable and invalid if it exceeds permissible limits or would be beyond a corporation's power to implement. See, e.g., Monroe Dairy Ass'n v. Webb, 40 A.D. 49, 57 N.Y.Supp. 572 (1899) (bylaw requiring shareholders to provide 20 pounds of milk per day per share held invalid). The Company believes the Proposal, if converted into a bylaw, would similarly be unreasonable and impossible to effectuate in a meaningful way.

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal states that "[t]his plan will be in effect until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably." What does "respectable" level of profitability mean? What would be considered respectable to some may not be respectable to others. Why should the Company be made to guess what a "respectable" level of profitability means? If the Company finds this confusing, certainly its shareholders would also have difficulty interpreting this term. The Proponents proceed to state that their "plan" will stay in effect until the share price increases "considerably". Again, what does "considerably" mean? What may be a considerable increase to one person may not be to another. Indeed, this part of the Proposal raises far more questions than it answers, and the supporting discussion provides nothing to explain the proper application of the Proposal.

Clearly, neither the Company's shareholders nor the Company should have to wonder how this Proposal ought to be interpreted, let alone implemented. Over the years, there have been many situations in which the Staff has granted no-action relief to registrants with proposals which were inherently vague and indefinite. In Wendy's International, Inc., February 6, 1990, the Staff noted that the proposal, if implemented, would require the company to determine what constitutes an anti-takeover measure, and that such a determination would have to be made without guidance from the proposal, and would be subject to differing interpretations by shareholders voting on the proposal and the Company if the proposal were implemented. The Staff therefore determined that the Proposal could be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. See also Comshare, Inc., August 23, 2000; Bristol-Myers Squibb Co., February 1, 1999; Philadelphia Electric Co., July 30, 1992; and Eastman Kodak Co., February 8, 1991.

Therefore, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) as it is false and misleading under Proxy Rule 14a-9.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(i)(6), Rule 14a-8(i)(1) and Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

November 19, 2001

Please include the attached proposal in the 2002 Notice of Annual Meeting and Proxy Statement.

Thank you,

[signature]

Shareholder Proposal

Eugene J. Truhan and Carmela Truhan, 1578 Washington Valley Road, Bridgewater, NJ 08807-1459 have submitted the following proposal:

Implement a conditional reward plan for non-employee members of the Board of Directors. Board members will receive only the cash retainer. All stock options for the Board will cease. In addition, meetings and committee meetings will be restricted to one meeting every two months. However, Board members can be summoned into special session by the CEO at anytime their counsel is needed.

This plan will be in effect until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably. A vote by stockholders will restore the stock options and remove the restrictions when these objectives are met.

The Board of Directors establishes broad corporate policies or monitors overall performance of our company. Employee lay-offs, watering the stock, reducing the dividend, selling off real estate, and the issuing of bonds are evidence of Board activity. The highly talented members with their broad range of experience and knowledge have also stood by while our company lost the leadership in international long distance.

Any Board recommendation against this proposal only serves to show the Board is not up to challenges.

1578 Washington Valley Road
Bridgewater, NJ 08807
January 3, 2002

Securities and Exchange Commission
Office of the Chief Council
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Eugene J. Truhan
and Carmela Truhan to A T & T Corp.

Dear Ladies and Gentlemen,

Prior to submitting our shareholder proposal, we contacted A T & T by telephone. We informed the operator that we were looking for information and guidance for including a proposal in the 2002 Notice of Annual Meeting and Proxy statement. We were connected to a person in the Industrial Relations Department who said there was no information or guidance available. The person said we had all we needed, if we had a familiarity with proposals contained in Notices of Annual Meetings for previous years. We wrote and submitted our proposal, which took seven days for delivery from our town to Basking Ridge.

After reading the A T & T letter to you of December 21, 2001 signed by John W. Thomson - Senior Attorney, we see the shortcomings of our original submission. We, therefore, are willing to withdraw the proposal as submitted, providing it can be replaced by the amended proposal attached (Attachment A). Attachments B and C are included as source material. Attachment B provides the duties of the Board of Directors and the Attributes of the Members of the Board. Attachment C is the source for International Long Distance Leadership.

Since voting on this proposal should reflect the will of each individual shareholder, shares held by the Company in reserve (excess authorized shares, shares for employee savings, and shares held for stock options) should not be included in the vote.

We appreciate your attention to this matter.

Yours Truly,

Eugene J. Truhan
Carmela Truhan

Attachments A, B and C

Attachment A - Amended Proposal

Shareholder Proposal

Eugene J. Truhan and Carmela Truhan, 1578 Washington Valley Road, Bridgewater, NJ 08807-1459 have submitted the following proposal.

Implement a conditional reward plan for non-employee members of the Board of Directors. Board members will receive only the cash retainer. All stock options for the Board will cease. In addition, the meetings and committee meetings will be restricted to the minimums prescribed in the bylaws of the Corporation However, Board members can be summoned into special session by the CEO at anytime their counsel is needed.

The Board of Directors establishes broad corporate policies or monitors overall performance of our company. Employee lay-offs, watering the stock, reducing the dividend, selling off real estate, and the issuing of bonds are evidence of Board activity. The highly talented members with their broad range of experience and knowledge have also stood by while our company lost the leadership in international long distance.

The limitations for the Board will be in effect until the Company earns fifty three cents per share per year, the dividends are raised to twenty seven cents per share per year, the share price increases to thirty dollars and the Company regains the leadership in long distance. The leader in international long distance minutes is available from industry research.

Any Board recommendation against this proposal only serves to show the Board is not up to challenges.

Attachment B - The Duties of the Board of Directors and the Attributes of Members of the Board

AT&T

2001
Notice of Annual Meeting and Proxy Statement

BOARD OF DIRECTORS

The Board of Directors is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. However, in accordance with corporate legal principles, the Board of Directors is not involved in day-to-day operating matters. Members of the Board are kept informed of the Company's business by participating in Board and committee meetings, by reviewing analyses and reports sent to them each month, and through discussions with the Chairman and other officers.

The Board of Directors held 15 meetings and the committees held 24 meetings in 2000. The average attendance in the aggregate of the total number of meetings of the Board and the total number of committee meetings was 94.4%.

In recommending AT&T Board candidates, the Governance and Nominating Committee seeks individuals of proven judgment and competence who are outstanding in their respective fields. The committee considers such factors as experience, education, employment history, special talents or personal attributes, anticipated participation in AT&T Board activities, and geographic and other diversity factors. Shareholders who wish to recommend qualified candidates should write to: Vice President - Law and Secretary, AT&T Corp., 32 Avenue of the Americas, New York, New York 10013-2412, stating in detail the qualifications of such persons for consideration by the committee.

COMPENSATION OF DIRECTORS

In 2000, Directors who were not employees received an annual cash retainer of $45,000 and AT&T common stock units with a then-current market value of $45,000, which were deferred automatically and credited to a portion of a deferred compensation account, pursuant to the Company's Deferred Compensation Plan for Non-Employee Directors. The chairpersons of the Audit Committee, Liberty Capital Stock Committee, Compensation and Employee Benefits Committee, Finance Committee, and Wireless Group Capital Stock Committee each received an additional annual retainer of $7,500. The chairperson of the Governance and Nominating Committee received an additional annual retainer of $5,000. No fees are paid for attendance at regularly scheduled Board and Committee meetings. Directors received a fee of $1,500 for each special Board or committee meeting attended. In addition, non-employee Directors received a stock option grant to purchase 10,000 shares of AT&T Wireless Group tracking stock.

Attachment C - International Long Distance Leadership

THE STAR-LEDGER THURSDAY, NOVEMBER 15, 2001

INDUSTRY INSIDER: TECH & TELECOM

For sale: One phone cable proving ground — used

Phone cables were tortured there and telephone poles were tested.

Now Lucent Technologies Inc. is trying to sell its half of the "Telephone Pole Farm" in Chester.

The 220-acre site is split evenly between Lucent and Telcordia Technologies, a telecom research and software company.

Telcordia has "no immediate plans" to sell its 110-acre parcel of the farm, company spokesman Norman Booth said. Telcordia's land contains the aging telephone poles, each treated with different chemicals and tested every year to see how they're aging.

Lucent, though, confirmed it is looking for a buyer for its portion — 110 acres with one 50,000-square-foot office.

Today only 20 Lucent employees work on the property. They manage a records storage facility and test equipment and cable to see how it performs outside.

Long before the 1984 divestiture of AT&T, when Lucent was still Western Electric, workers began simulating the worst conditions equipment would face.

They dropped 500 pound blocks of concrete on cables. They tested cables' strength by pulling them until they snapped, then calculating how many foot-pounds it took to break them. They strung cables in chambers, then pumped in salt air and flicked on ultraviolet lights to simulate 30 years by the sea.

When the tests were done, the engineers would write reports about how well — or if — the cable survived. They never made recommendations about whether to buy the equipment.

As for the environmental effects of all that testing, Chester's borough engineer, Thomas Quinn, said "I'm not privy that any assessment has been done."

— Ellen Simon

AT&T loses crown

When it rains at AT&T Corp., it pours. Especially overseas.

The company already had a debacle on its hands with Concert, its failed global alliance with British Telecom.

Now it turns out AT&T lost its crown last year as the largest carrier of international long-distance, according to a study by TeleGeography, a Washington, D.C.-based research group.

AT&T was the leader in international minutes since 1984, but was supplanted in 2000 by WorldCom. WorldCom carried 12.4 billion minutes of international calls, compared with 9.7 billion for AT&T, the study found.

— Jeff May

Point taken

Ivan Seidenberg, the president and co-chief executive of Verizon Communications, had breezed through most of his presentation with hardly a bump at the UBS Warburg annual global telecom conference Tuesday when he was done in by his laser pointer.

The executive had used the pointer, which flashes a red beam on a large screen during his presentation, to identify people with questions during the question-and-answer period. He even good-naturedly threatened to zap them if they asked a tough question.

But when he started to zoom in on the last questioner, he found himself under attack. The questioner pointedly told the Verizon executive he had a serious eye ailment and warned him not to shine the laser in his direction. Taken aback, Seidenberg did as he was advised and fumbled through his response.

Looks like the laser pointer is headed to the junk heap.

— Tom Johnson

50 TECHNOLOGY STOCKS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal provides for the implementation of a plan that will be in effect "until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably," and shareholders vote to end the plan.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor